Report of Independent Accountants

To the Board of Directors of:

International Equity Portfolio

EAFE Equity Index Portfolio

EAFE Equity Index Fund (Insurance Trust)

We have examined management's assertion concerning the compliance of International Equity Portfolio, EAFE Equity Index Portfolio and EAFE Equity Index Fund (Insurance Trust) (the "Funds") with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 8, 2001 included in its representation letter dated March 15, 2001. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on management's representations about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 8, 2001:

  Confirmation of all securities held by Clearstream depository in book entry form. Reconciliation of the depository's position to custodian's records of the aggregate position for all clients, including the Funds:

  Confirmed all securities record-kept at Deutsche Bank Germany, with whom the Custodian and the Funds have contracted to provide sub-custodian services.

  Reconciliation of all such securities to the books and records of the Funds and the Custodian;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 8, 2001 with respect to securities reflected in the investment accounts of the Funds held in custody by Deutsche Bank Germany, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baltimore, Maryland

March 16, 2001